
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March 30, 2015

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes _____ No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Sasol Inzalo Public Limited (RF) reviewed interim financial statements for the six months ended 31 December 2014



Sasol Inzalo Public Limited (RF)
Reviewed interim financial results
for the six months ended 31 December 2014



Contents

Preparer of the reviewed interim financial results

Dashni Sinivasan CA(SA), Senior Manager Finance: Holding Companies at Sasol South Africa (Pty) Ltd, is responsible for this set of condensed consolidated interim financial statements and has supervised the preparation thereof in conjunction with Loyd Matsilele, Manager Finance: Holding Companies, Sasol South Africa (Pty) Ltd.

Sasol Inzalo Public Limited (RF) is the holding company of Sasol Inzalo Public Funding (Pty) Ltd (RF). The condensed consolidated interim financial results comprise the financial results of Sasol Inzalo Public Limited (RF) and its subsidiary ("the group").

Significant transactions for the six months ended 31 December 2014

Finance income
A dividend of R15,40 per share was received on the 16 085 199 Sasol preferred ordinary shares amounting to R248 million for the period (R195 million for the period ended 31 December 2013 and R389 million for the year ended 30 June 2014).

Finance costs
Interest payable on the preference shares is accounted for in accordance with the effective interest method and amounted to R295 million for the period (R287 million for the period ended 31 December 2013 and R581 million for the year ended 30 June 2014).

Refinancing of debt
As reported previously in the June 2014 annual financial statements, Sasol Inzalo Public Funding (Pty) Ltd (RF) initiated a process of negotiating the refinancing of the D preference shares through a subsequent issue of C preference shares. The refinancing transaction was implemented on 17 October 2014, when all conditions stipulated in the refinancing agreements were met.

The refinancing transaction resulted in a subscription of additional C preference shares by the existing C preference shareholders (R2 178 million), which was used to repay the outstanding capital and notional interest on the D preference shares on 17 October 2014. The interest rate on the C preference shares also reduced from 80,3% of the prime interest rate to 68% of the prime interest rate, effective 17 October 2014.

Cash flows
The finance income received of R248 million was mainly utilised to pay finance costs of R116 million and capital repayments of R48 million. The remainder of the finance costs is only payable at the end of the transaction period. The total proceeds of R2 178 million received on the issue of the additional C preference shares to the current holders was used to redeem the D preference shares. The taxation paid of R3 million relates to Security Transfer Tax levied on the redemption of the D preference shares with Sasol Limited.

Going concern
The group incurred a net loss of R58 million for the period ended 31 December 2014 and, as of that date, the group's total liabilities exceeded its total assets by R372 million. The group is structured to receive fixed dividends from its investment in Sasol Limited over the life of the transaction and will therefore have sufficient cash to meet its preference share obligations in the short term. The directors have made an assessment of the group's ability to continue as a going concern and there is no reason to believe the business will not be a going concern in the year ahead.

Investment in security
The investment in Sasol Limited was revalued at 31 December 2014 at a closing market price of R431,01 per share to an amount of R6 933 million (R8 276 million at 31 December 2013 at a closing market price of R514,50 per share and R10 172 million at 30 June 2014 at a closing market price of R632,36 per share).

Investment fair value reserve
As a result of the revaluation of the investment in Sasol Limited to a higher value than the original cost price, a positive investment fair value reserve of R851 million is recognised (R1 944 million at 31 December 2013 and a R3 486 million at 30 June 2014).

Long-term/short-term debt
A summary of the terms and conditions of the preference shares at 31 December 2014 is set out in Page 5.

Declaration of ordinary dividend
Taking into account the recent decline in the value of the underlying investment (Sasol Limited) due to the lower oil price and difficult macro-economic environment, the board of directors have seen it prudent to conserve cash and have concluded that no ordinary dividend will be declared for the six months ended 31 December 2014.



K Njobe
Chairman

T Zondi
Director

18 March 2015

The interim financial statements are presented on a condensed consolidated basis.

Statement of financial position
at

	half year 31 Dec 14 Rm	half year 31 Dec 13 Rm	full year 30 June 14 Rm
ASSETS			
Non-current asset			
Investment in security	**6 933**	8 276	10 172
Cash	**138**	72	61
Other receivable	**3**	–	–
Current assets	**141**	72	61
Total assets	**7 074**	8 348	10 233
EQUITY AND LIABILITIES			
Shareholders' (deficit)/equity	**(372)**	912	2 321
Total equity	**(372)**	912	2 321
Long-term debt	**7 089**	6 832	4 825
Deferred tax liability	**195**	445	799
Non-current liabilities	**7 284**	7 277	5 624
Short-term debt	**149**	159	2 282
Other payables	**13**	–	6
Current liabilities	**162**	159	2 288
Total equity and liabilities	**7 074**	8 348	10 233

Income statement

for the period ended

	half year 31 Dec 14 Rm	half year 31 Dec 13 Rm	full year 30 June 14 Rm
Other expenses	**(8)**	(1)	(2)
Operating loss	**(8)**	(1)	(2)
Net finance costs	**(47)**	(92)	(192)
Finance income	**248**	195	389
Finance costs	**(295)**	(287)	(581)
Loss before tax	**(55)**	(93)	(194)
Taxation	**(3)**	*	*
Loss for period	**(58)**	(93)	(194)

* Nominal amount

Statement of comprehensive income

for the period ended

	half year 31 Dec 14 Rm	half year 31 Dec 13 Rm	full year 30 June 14 Rm
Loss for period	**(58)**	(93)	(194)
Other comprehensive (loss)/income, net of tax	**(8)**	(1)	(2)
Items that can be subsequently reclassified to the income statement	**(2 635)**	1 085	2 627
Investments available-for-sale	**(3 239)**	1 334	3 230
Tax on items that can be subsequently reclassified to the income statement	**604**	(249)	(603)
Total comprehensive (loss)/income for the period	**(2 693)**	992	2 433

Statement of changes in equity
for the period ended

	half year 31 Dec 14 Rm	half year 31 Dec 13 Rm	full year 30 June 14 Rm
Opening balance	**2 321**	(80)	(80)
Total comprehensive (loss)/income for the period	**(2 693)**	992	2 433
Dividend paid to shareholders	**–**	–	(32)
Closing balance	**(372)**	912	2 321
Comprising			
Share capital and share premium	**371**	371	371
Investment fair value reserve	**851**	1 944	3 486
Accumulated loss	**(1 594)**	(1 403)	(1 536)
Shareholders' (deficit)/equity	**(372)**	912	2 321

Statement of cash flows
for the period ended

	half year 31 Dec 14 Rm	half year 31 Dec 13 Rm	full year 30 June 14 Rm
Cash (utilised in)/generated from operating activities	**(4)**	(1)	4
Cash flow from operations	**(8)**	(1)	(2)
Decrease in working capital	**4**	–	6
Finance income received	**248**	195	389
Finance costs paid	**(116)**	(122)	(241)
Tax paid	**(3)**	*	*
Dividend paid to shareholders	**–**	–	(32)
Cash generated by operating activities	**125**	72	120
Repayment of long-term debt	**(2 226)**	(56)	(115)
Proceeds from long-term debt	**2 178**	–	–
Cash utilised in financing activities	**(48)**	(56)	(115)
Increase in cash	**77**	16	5
Cash at beginning of year	**61**	56	56
Cash at end of period	**138**	72	61

* Nominal amount

Long–term/short–term debt

the group's borrowing powers is restricted by its memorandum of incorporation.

Terms of repayment	Security	Interest rate at 31 Dec 14 %	half year 31 Dec 14 Rm	half year 31 Dec 2013 Rm	full year 30 June 14 Rm
Secured debt					
A preference shares repayable in semi-annual instalments ending September 2018	Secured by Sasol preferred ordinary shares held by the group	Fixed 11,10	**1 172**	1 281	1 220
B preference shares repayable in September 2018	Secured by Sasol preferred ordinary shares held by the group	Fixed 13,30	**792**	792	792
C preference shares repayable in September 2018[1]	Secured by a guarantee from Sasol Limited	Variable 6,29	**5 286**	2 874	2 976
Unsecured debt					
D preference shares repaid on 17 October 2014[1]		–	**–**	2 058	2 132
Non-participating preference share[2]		–	*****	*	*
Total secured and unsecured debt			**7 250**	7 005	7 120
Unamortised loan costs (amortised over period of debt using the effective interest method)			**(12)**	(14)	(13)
Total long-term debt (including short-term debt)			**7 238**	6 991	7 107
Repayable within one year included in short-term debt			**(149)**	(159)	(2 282)
Total long-term debt (excluding short-term debt)			**7 089**	6 832	4 825

*   Nominal amount

[1]   On 17 October 2014 additional C preference shares were issued to the current holders of the C preference shares. The interest rate on this tranche of the debt as well as the existing debt reduced to 68% of the prime interest rate when compared to the previous 80,3% of the prime interest rate. The D preference shares have also been redeemed from the proceeds received for the additional C preference shares.

[2]   One 'A' ordinary share of R0,01 was issued to Sasol Limited during the period ended 30 June 2008. The rights to this share provide that immediately when any ordinary share is issued, it is converted to a preference share. As a result of the ordinary shares issued during the year ended 30 June 2009, the share was converted to a preference share. The preference share will be entitled in the aggregate to a dividend of R1,00 immediately prior to redemption, on 8 September 2018, and to redemption proceeds of R0,01.

Basis of preparation

The condensed consolidated interim financial statements for the six months ended 31 December 2014 have been prepared in accordance with International Financial Reporting Standards, IAS 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act, 2008, as amended. The condensed consolidated interim financial results were approved for issue by the Sasol Inzalo Public Limited (RF) board of directors on 18 March 2015.

The condensed consolidated interim financial statements do not include all the disclosure required for complete annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

These condensed consolidated interim financial statements have been prepared in accordance with the historic cost convention except that certain items, including available-for-sale financial assets, are stated at fair value.

The condensed consolidated interim financial statements are presented in South African rand, which is Sasol Inzalo Public Limited (RF)'s functional and presentation currency.

The condensed consolidated interim financial statements appearing in this announcement are the responsibility of the directors. The directors take full responsibility for the preparation of the condensed consolidated interim financial statements.

Accounting policies

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2014.

Related party transactions

The group, in the ordinary course of business, entered into various transactions on an arm's length basis at market rates with its related party. The effect of these transactions is included in the financial performance and results of the group.

Significant related party transactions were as follows:

	half year **31 Dec 14** **Rm**	half year 31 Dec 13 Rm	full year 30 June 14 Rm
Income statement items			
Finance costs			
Sasol Limited	**46**	68	141
Finance income			
Sasol Limited	**248**	195	389
Amounts reflected as non–current assets			
Investment in security			
Sasol Limited	**6 933**	8 276	10 172
Amounts reflected as current assets			
Other receivable			
Sasol Inzalo Groups Funding (Pty) Ltd (RF)	**3**	–	–
Amounts reflected as non–current liability			
Long-term debt			
Sasol Limited	**–**	2 058	–
Amounts reflected as current liability			
Short-term debt			
Sasol Limited	**–**	–	2 132
Amounts paid by Sasol Limited			
Directors' fees			
Sasol Limited	*****	1	2

* Nominal amounts

Independent auditor's review report on the condensed consolidated interim financial statements

To the Shareholders of Sasol Inzalo Public Limited (RF)

We have reviewed the condensed consolidated interim financial statements of Sasol Inzalo Public Limited (RF), in the accompanying interim results report which comprises of the condensed consolidated statement of financial position as at 31 December 2014 and the related condensed consolidated income statement, and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six months then ended.

Directors' Responsibility for the Condensed Consolidated Interim Financial Statements

The directors are responsible for the preparation and presentation of these interim financial statements in accordance with the International Financial Reporting Standards, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on the condensed consolidated interim financial information. We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated interim financial information is not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of these condensed consolidated interim financial information in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of Sasol Inzalo Public Limited (RF) for the six months ended 31 December 2014 are not prepared, in all material respects, in accordance with the International Financial Reporting Standards, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Director: **M Naidoo**
Registered Auditor

Sunninghill
18 March 2015

Registered office
Sasol Inzalo Public Limited (RF)
1 Sturdee Avenue
Rosebank
Johannesburg, 2196
PO Box 5486
Johannesburg, 2000
South Africa

Transfer secretary
Computershare Investor Services (Pty) Ltd
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107
South Africa
Call centre 0800 000 222
Telefax +27 11 688 5238
Email sasolinzalo@computershare.co.za

Company registration number
2007/030646/06

Directors (non–executive)
Ms K Njobe (Chairman)
Ms TB Boikhutso
Ms V Doo
Ms A Haroon
Dr S Koyana
Ms N Manyika
Mr MP Matlwa*
Ms CK Mokoena
Ms L Mogudi
Prof L Ntsebeza*
Ms TP Zondi

*Mr MP Matlwa resigned on 5 January 2015.
 Prof L Ntsebeza resigned with effect from 15 November 2014.

Company secretary
Sasol South Africa (Pty) Ltd

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 30, 2015

By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary